Mail Stop 4561

April 27, 2007

By U.S. Mail and facsimile to 202-966-9409

Joseph J. Bouffard
President and Chief Executive Officer
BCSB Bancorp, Inc.
4111 East Joppa Road, Suite 300
Baltimore, Maryland 21236

RE: BCSB Bancorp, Inc.
   Form S-1
   Filed on March 26, 2007
   File Number 333-141572

Dear Mr. Bouffard:

   We have conducted a review of the above referenced filing and have the following comments. Where we have indicated, we think you should revise your document in response to these comments.   If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.   Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note that you have filed a separate proxy statement. Please revise to combine the proxy statement with the prospectus. Refer to Rule 145(a)(2) under the Securities Act.

2.   In addition, we note that you intend to make significant changes to your charter;
        please comply with the unbundling position set forth in Supplement 5 of the
        Staff's Telephone Interpretations.

3.   Although you address the general Sarbanes-Oxley requirements with regard to
        loans to insiders, we are unable to find where you actually address your particular
        compliance with Item 404. Please revise to include disclosure under Item 404 or
        advise staff where this information is located.

Current Cover Page

4.   Please revise the public offering cover page to remove the implication that the
        exchange of shares with current public shares will be "automatic." Describe the
        required approvals for this transaction.

The Companies, page 1

5.   Please disclose the current percentage ownership of the MHC.

6.   Given the problems and changes described in the next few pages, please establish
        here the savings bank's history of declining performance and recent net losses.
        Also, give the current percentage composition of your loan portfolio and deposit
        base for the most important components.

Supervisory Agreement…, page 2

7.   Please summarize the problems that led to the agreement and provide more
        complete detail in the body of the prospectus.

8.   Please disclose the problems referenced in Item (vi) of the third bullet.

9.   If the proceeds of the offering will be used to resolve any of these matters on a
        required basis this should be disclosed, with quantification. If not, please
        confirm.

10.   If your recent change in management was part of the agreement with the OTS this
        needs to be disclosed.

11.   Please disclose when the amended business plan was filed and whether it has been
        accepted by the OTS.

Our Business Strategy, page 3

12.   Prior to the current disclosure at this heading, please provide a description of the changes in management, including when the prior president left, the current president took over and the extent to which he is in agreement with the discussion of problems and solutions describe at this heading.

13.   We note that initially you will mostly place the proceeds of this offering in relatively low paying holding investments. Where appropriate, please discuss your capacity to place these funds into more productive use, including the current demand for loans that you are experiencing. Indicate the amount of time this may take and the consequences on earnings. We note the related disclosure beginning at the bottom of page 4 which does not address this issue. As warranted, reference this situation in your use of proceeds disclosure, consider a risk factor on point and provide detailed information in the body of the prospectus.

14.   We note from the first bullet on page 5 that you expect a decrease in certificates of deposits as you reduce the rates you are paying on these instruments. Where appropriate, describe the expected impact on your deposit base. Please include the amount and percentage of deposits represented by jumbo CD's that mature in less than one year and for all CD's. Consider a risk factor on point and provide more detailed disclosure in the body of the prospectus as warranted.

15.   We note from your financial statements and plan of operations that you may be shrinking the company. Please disclose your intent or lack of intent in this regard, the reasons for such a move and its expected impact. Consider a risk factor on point and provide more detailed disclosure in the body of the prospectus as warranted.

16.   In the sixth line from the end on page 3 you reference running out of liquid assets in 2009. Please disclose the impact of the offering on this forecast at the minimum and maximum offering levels.

Low Interest Rate Spread, page 4

17.   Please clarify how the last sentence information relates to this problem.

Transformation of the Balance Sheet, page 4

18.   To the extent feasible, please quantify the percentage of your most important loans and deposits discussed towards the bottom of page 5, both currently and as desired.

Top to Bottom Review…, page 6

19.   Please give the number of branches currently.

Description of the Conversion, page 6

20.   Please include at the bottom of page 6 that BCSB Bankcorp will also cease to exist.

The Exchange of Existing Shares…, page 8

21.   Please revise the second sentence to clarify that the ratio is primarily dependent upon the number of shares sold in the offering and will be calculated so that current shareholders own 36.5 percent of the new holding company, the same as they currently own.

Benefits of the Conversion to Management, page 9

22.   These text, tables and footnotes seem unusually difficult to follow. Please limit this disclosure to only the most material information needed for the summary. Provide more detailed information in the body of the prospectus. For each of the three stock programs, consider focusing on the cost to the recipients and the number, percentage and value of the grants – historically, as a percentage of this offering and after this offering on a combined basis. Consider providing this information on only a maximum offering basis and assuming using only one per share value.

How We Will Use the Proceeds…, page 17

23.   Please expand the footnote to quantify the amount needed to reach the 10% level.

Risk Factors; General, page 19

24.   Please revise your risk factors to eliminate the use of phrases such as "no assurance can be given;" this is merely a fact and does not denote risk.

25.   If applicable, please include a risk factor that discusses any sub-prime lending activities that you have engaged in and whether you have experienced losses as a result of those activities. Please include whether you are subject to any repurchase obligations to the extent that you have sold these loans.

We have had losses and low earnings in recent years…, page 19

26.   Please disclose, as appropriate, that your performance indicators have been declining since at least 2002. For example, earlier you describe the impact of current interest rates on net interest income, yet this figure has been declining since 2003. Please address these historical trends as material to an understanding of your current performance and the prospect for improvement.

Risks Related to this Offering, page 22

27.   Please quantify the number and percentage of shares that may ultimately be controlled by officers and directors after the offering, including currently owned shares, share purchases in this offering and shares that may be obtained through stock benefit programs. Address the risk to ordinary investors given this level of control.

Use of Proceeds, page 28

28.   Please confirm that you intended to list "BCSB Bankcorp" and not "BCSB Bancorp" in the table presented.

Market Area, page 39

29.   You reference the importance of trends but do not discuss them. Please disclose trend information for material items such as population growth, income and the like.

Management's Discussion and Analysis

Comparison of Operating Results for the Years Ended September 30, 2006 and 2005

Other Income, page 80

30.   We note your supplemental response to our comment letter dated March 29, 2007. Please revise to disclose when you decided to use 80% of the published wholesale value as an estimate of fair value of collateral. Describe the reasons for the change and quantify the estimated impact of this change on your net charge-offs, provision for loan losses, and loss on repossessed assets.

Executive Compensation, page 98

31.   In compliance with the instructions to Item 402(a)(3) of Regulation S-K, please disclose the compensation information for your new CEO, Mr. Bouffard.

Regulation of Federal Savings Associations, page 108

32.   For each of the regulatory hurdles you discuss, please provide the investor with a more accurate picture of where your institution fits into these parameters. For example, you discuss Capital requirements but only disclose that the bank has "met each of its requirements" without giving us its official designation.

How We Determined the Offering Range, page 133

33.   Please clarify, if correct, that the peer group companies are all fully converted thrift holding companies.

34.   With consideration to disclosure in the filing, please tell us how the pro forma book value figures were adjusted to be comparable to fully converted thrifts.

35.   Please expand this disclosure to include the ratio results for the company and the peer group.

BCSB Bankcorp, Inc. Consolidated Financial Statements, page F-1

General

36.   Please note the updating requirements of Rule 3-12 of Regulation S-X.

Note 1 – Summary of Significant Accounting Policies, page F-9

37.   We note your supplemental response to our comment letter dated March 29, 2007.
       In light of the short time-period between repossession and disposal and the rather
       significant amount of losses on repossessed assets, please provide us with some
       historical context regarding how you arrived at the source for determining
       collateral values including the following:

       - when you began using the published wholesale values as the basis for your
         estimate of collateral value;
       - how you determined that the published wholesale value was the most
         appropriate source for estimating fair value of collateral at the time of
         repossession;
       - your considerations prior to 2006 regarding possible adjustments for
         geographic or other factors;
       - how you considered and evaluated differences between the estimated
         collateral value as determined by the published wholesale value and the
         resultant cash proceeds received from the sale;
       - why the cash proceeds received from sales of repossessed assets would be
         significantly less than the amount of the published wholesale value;
       - when you decided to use 80% of the published wholesale value;
       - how you arrived at 80%; and
       - why you decided to change from 100% to 80% of the published wholesale
         value.

38.   Please reconcile for us your supplementally provided collateral values for
       repossessed automobiles for the years presented, to the amount of proceeds from
       sales of repossessed assets as disclosed on your Statements of Cash Flows, and
       the amount of loss on repossessed assets as reported on your Statements of
       Operations.

Item 16. Exhibits and Financial Statement Schedules, page II-3

39.   Please file updated consents from your independent accountants in your next
       amendment.

Opinions, Exhibits 5.1 and 8.1

40.   You have provided both these opinions as of "the date hereof" and state in both that you are under no obligation to update your opinion. Please either revise this language and issue your opinion as of the date of effectiveness of the registration statement, or represent to the staff your intention of filing your opinion with your acceleration request.

Exhibit 5.1

41.   In the first whole paragraph on page 2 of your opinion, we note you have assumed "the correctness of all certificates, and the accuracy and completeness of all records, documents, instruments and materials made available to us by the Company." This language seems to avoid your due diligence obligation and could inappropriately cover matters of law. Please remove or revise this language.

Exhibit 8.1

42.   Please revise to indicate that this opinion addresses all of the material federal income tax consequences.

* * * * *

Closing Comments

        As appropriate, please amend your filing and respond to these comments. You may wish to provide us with marked copies of the amendment to expedite our review by showing deleted sections as strikethrough and added sections as underlining. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement acknowledging that:

·   the filing person is responsible for the adequacy and accuracy of the disclosure in
the filing;

·   staff comments or changes to disclosure in response to staff comments do not
foreclose the Commission from taking any action with respect to the filing; and

·   the filing person may not assert staff comments as a defense in any proceeding
initiated by the Commission or any person under the federal securities laws of the
United States.

In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

If you have any accounting questions please contact Joyce Sweeney at 202-551-
3449 or John Nolan, Accounting Branch Chief, at 202-551-3492. If you have any other
questions please contact David Lyon at 202-551-3421, or me at 202-551-3464.

Sincerely,

Kathryn McHale
Staff Attorney

cc: Joel E. Rappoport
        Muldoon Murphy & Aguggia LLP
        5101 Wisconsin Avenue, NW
        Washington, DC 20016